Exhibit 99.1

FIRST AMENDING AGREEMENT dated as of 16 April 2014

BETWEEN:

ROGERS COMMUNICATIONS INC.

as Borrower

- and -

THE LENDERS WHO ARE PARTIES
TO THE CREDIT AGREEMENT

as Lenders

- and -

THE TORONTO-DOMINION BANK

as Agent

RECITALS:

A.	The parties to this First Amending Agreement (the “Amendment”) are also parties to a credit agreement dated as of 20 July 2012 (the “Credit Agreement”).
B.	Capitalized terms used in this Amendment and not otherwise defined have the meanings defined in the Credit Agreement.
C.
The parties are entering into this Amendment to make amendments to the Credit Agreement, including the extension of the maturity date, the increase in the maximum principal amount of the Credit and the resulting change in the Commitments of the Lenders.

THEREFORE, for value received, and intending to be legally bound by this Amendment, the Parties agree as follows:

1.	Amendments Relating to the Amount of the Credit and Titles
(a)
The references to “$2,000,000,000” on the cover page, in Recital A, in Section 1.1.36 (definition of Credit), in Section 2.1 and in item 5 and footnote 1 of Schedule C of the Credit Agreement are each deleted and, except on the cover page, are each replaced with references to “$2,500,000,000.”

(b)
Effective as of 16 April 2014, Bank of Montreal, Canadian Imperial Bank of Commerce and Royal Bank of Canada are appointed as Co-Syndication Agents, there will no longer be Documentation Agents, and the cover page of the Credit Agreement is amended accordingly.

2.	Amendment to Section 1.1 of the Credit Agreement
Section 1.1.71 of the Credit Agreement is deleted and replaced with the following:
“Maturity Date” means 19 July 2019.
3.	Amendment to Section 2.1 of the Credit Agreement
The following additional provisions are added at the end of Section 2.1 of the Credit Agreement:

“The Borrower may, at any time and from time to time, increase the maximum principal amount of the Credit if either one or more existing Lenders agree with the Borrower in their sole discretion to increase their Commitments or one or more other financial institutions identified by the Borrower provide Commitments, or any combination thereof.  The right to increase the maximum principal amount of the Credit is subject to the following (for each increase):

(a)
no Event of Default may have occurred and be continuing and the Borrower must deliver a certificate to the Agent confirming the same and confirming (i) its corporate authorization to make the increase and (ii) the truth and accuracy of its representations and warranties contained in this Agreement, other than those expressly stated to be made as of a specific date, as if those representations authorities had been made on and as of the date of the increase;

(b) the Guarantor must confirm its guarantee;
(c)
the Borrower must deliver opinions of Davies Ward Phillips & Vineberg LLP, counsel to the Borrower, and any applicable local counsel (including Fasken Martineau DuMoulin LLP) addressed to the Agent and the Lenders in form and substance as may be required by the Agent, acting reasonably (and such opinions the must, inter alia, opine as to the corporate authorization of the Borrower to effect such increase);

(d) after giving effect to any such increase, the maximum principal amount of the Credit must not exceed Cdn.$2,750,000,000;
(e)
if a financial institution that is not currently a Lender provides a Commitment, Section 9.2 must be complied with (subject to any necessary changes of detail), including execution by the financial institution of an agreement comparable to an Assignment and Assumption by which the financial institution agrees to become a Lender; and

(f)
adjustments will be made to Advances that are outstanding as of the date of the increase to reflect the revised Applicable Percentages of the Lenders that result from the increase as soon as the Agent considers that it is practicable and convenient to do so, and in any event when those Advances are rolled over and/or converted to another form of Advance; the previously existing and new Lenders shall execute and deliver such documentation as is reasonably required by the Agent to the effect any such adjustments, including indemnification arrangements, the partial assignment of Advances or purchase of participations from Lenders.

4.	Amendment to Section 2.6 of the Credit Agreement
The table in Section 2.6 of the Credit Agreement is deleted and replaced with the following:

S&P/Moodys/Fitch/ DBRS Debt Rating	Prime Rate + or Base Rate +	LIBOR +, L/C Fee or B/A Fee	Standby Fee
[Information with respect to interest rates and fees payable by the Borrower, which are adjusted based on the ratings of the RCI Public Debt, has been redacted from this table.]

5.	Amendment to Schedule D of the Credit Agreement
Schedule D of the Credit Agreement is deleted and replaced with Schedule D attached to this Amendment.
6.	One-Time Adjustments

(a)
The Lenders agree that, for 2014 only, the budget and other information that the Borrower is required to deliver under Section 6.3.1(d) of the Credit Agreement must be delivered on or before 30 June 2014 rather than within 120 days after the beginning of the Borrower’s fiscal year as required by that Section.

(b) The parties agree that:

(i)
subject to item (ii) immediately below, no adjustments will be made to Advances by way of Bankers’ Acceptances that are outstanding as of the date of this Amendment to reflect the revised Applicable Percentages of the Lenders that result from this Amendment; and

(ii)
if and to the extent that any Advance by way of Bankers’ Acceptance that is outstanding as of the date of this Amendment is subsequently rolled over as a new Advance by way of Bankers’ Acceptance or converted to another form of Advance, each Lender shall fund the new Bankers’ Acceptances or other form of Advance based on their revised Applicable Percentages that result from this Amendment.

7.	Conditions Precedent
The agreements made by the Lenders under this Amendment are subject to the following conditions:
(a)
The Agent shall have received a certificate of each of the Borrower and the Guarantor, in each case attaching or referring to previously delivered copies of its Constating Documents, a list of officers and directors who are signing this Amendment on its behalf, with specimens of their signatures, and in the case of the Borrower, copies of the corporate proceedings taken to authorize it to execute, deliver and perform its obligations under the Credit Agreement, as amended by this Amendment.

(b)
The Agent shall have received the opinions of Davies Ward Phillips & Vineberg LLP, counsel to the Borrower, and any applicable local counsel (including Fasken Martineau DuMoulin LLP), addressed to the Agent and the Lenders;  Davies Ward Phillips & Vineberg LLP or applicable local counsel shall, among other things, opine (subject to customary limitations) that the entry into and performance of the Borrower’s obligations under or in connection with the Credit Agreement, as amended by this Amendment, will not contravene, conflict with, or result in the breach of any Applicable Law or with the terms and conditions of agreements relating to RCI Public Debt.

(c) The Agent must have received payment of all upfront fees that are payable under or in connection with this Amendment to the Agent, the Lenders or any of them.

The Borrower also acknowledges that it is required by the Credit Agreement to pay all reasonable documented third-party costs and expenses incurred by the Lenders or any of them in connection with this Amendment, including reasonable legal fees, in accordance with Section 10.7 of the Credit Agreement.

8.	Representations of the Borrower

The Borrower acknowledges that this Amendment (including the Guarantor’s consent) is a Loan Document and that all of its representations and warranties concerning Loan Documents (including those made as to the Guarantor) that are contained in the Credit Agreement apply to this Amendment and are deemed to be repeated on its execution of this Amendment as if set out in full in this Amendment.

9.	Ratification and Confirmation
The Credit Agreement, as amended by this Amendment, remains in full force and effect and is hereby ratified and confirmed.
10.	Counterparts and Facsimiles

This Amendment may be executed in counterparts (and by different parties in different counterparts), each of which will constitute an original, but all of which when taken together will constitute a single contract.  Except as provided in section 7 of this Amendment, this Amendment shall become effective when it has been executed by the Agent and when the Agent has received counterparts of this Amendment that, when taken together, bear the signatures of each of the other parties.  Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Amendment.

[SIGNATURE PAGES FOLLOW]

IN WITNESS OF WHICH, the Parties have duly executed this Agreement.

ROGERS COMMUNICATIONS INC.

By:	(Signed) Anthony Staffieri
	Name:	Anthony Staffieri
	Title:	Executive Vice-President and Chief Financial Officer

By:	(Signed) Glenn Brandt
	Name:	Glenn Brandt
	Title:	Vice-President, Treasurer

[signature page for Amending Agreement relating to Rogers Communications Inc. et al.]

- S1 -

THE BANK OF NOVA SCOTIA

By:	(Signed) Daniel P. Grouix
	Name:	Daniel P. Grouix
	Title:	Managing Director

By:	(Signed) Eddy Popp
	Name:	Eddy Popp
	Title:	Director

[signature page for Amending Agreement relating to Rogers Communications Inc. et al.]

- S2 -

THE TORONTO-DOMINION BANK

By:	(Signed) Tim Thomas
	Name:	Tim Thomas
	Title:	Managing Director

By:	(Signed) Stephen O’Neil
	Name:	Stephen O’Neil
	Title:	Vice President

[signature page for Amending Agreement relating to Rogers Communications Inc. et al.]

- S3 -

BANK OF MONTREAL

By:	(Signed) Martin Stevenson
	Name:	Martin Stevenson
	Title:	Managing Director

[signature page for Amending Agreement relating to Rogers Communications Inc. et al.]

- S4 -

CANADIAN IMPERIAL BANK OF COMMERCE

By:	(Signed) William J. Chrumka
	Name:	William J. Chrumka
	Title:	Executive Director

By:	(Signed) J. Spellman
	Name:	J. Spellman
	Title:	Director

[signature page for Amending Agreement relating to Rogers Communications Inc. et al.]

- S5 -

ROYAL BANK OF CANADA

By:	(Signed) Brad W. Clarkson
	Name:	Brad W. Clarkson
	Title:	Authorized Signatory

[signature page for Amending Agreement relating to Rogers Communications Inc. et al.]

- S6 -

BANK OF TOKYO-MITSUBISHI UFJ (CANADA)

By:	(Signed) Kaiser Islam
	Name:	Kaiser Islam
	Title:	Director

[signature page for Amending Agreement relating to Rogers Communications Inc. et al.]

- S7 -

BANK OF AMERICA, N.A. (Canada Branch)

By:	(Signed) Medina Sales de Andrade
	Name:	Medina Sales de Andrade
	Title:	Vice President

[signature page for Amending Agreement relating to Rogers Communications Inc. et al.]

- S8 -

CITIBANK, N.A., Canadian Branch

By:	(Signed) John Hastings
	Name:	John Hastings
	Title:	Principal Officer

[signature page for Amending Agreement relating to Rogers Communications Inc. et al.]

- S9 -

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION, Toronto Branch

By:	(Signed) Robert D. Bryant
	Name:	Robert D. Bryant
	Title:	Vice President

[signature page for Amending Agreement relating to Rogers Communications Inc. et al.]

- S10 -

CAISSE CENTRALE DESJARDINS

By:	(Signed) Dominique Parizeau
	Name:	Dominique Parizeau
	Title:	Director – Loan Structuring

By:	(Signed) Michael Voyer
	Name:	Michael Voyer
	Title:	Director – Loan Structuring

[signature page for Amending Agreement relating to Rogers Communications Inc. et al.]

- S11 -

MIZUHO BANK, LTD., Canada Branch

By:	(Signed) W.M. McFarland
	Name:	W.M. McFarland
	Title:	Senior Vice President Canada Branch

[signature page for Amending Agreement relating to Rogers Communications Inc. et al.]

- S12 -

SUMITOMO MITSUI BANKING CORPORATION OF CANADA

By:	(Signed) E.R. Langley
	Name:	E.R. Langley
	Title:	Senior Vice President

[signature page for Amending Agreement relating to Rogers Communications Inc. et al.]

- S13 -

THE TORONTO-DOMINION BANK, as Agent

By:	(Signed) Ronald J. Kowpak
	Name:	Ronald J. Kowpak
	Title:	Vice President, Loan Syndications - Agency

[signature page for Amending Agreement relating to Rogers Communications Inc. et al.]

- S14 -

SCHEDULE D

LENDERS AND THEIR COMMITMENTS AS OF 16 APRIL 2014

[see reference in Section 1.1.65]

Lender	Initial Commitment
BNS	$325,000,000
TD	$325,000,000
Bank of Montreal	$250,000,000
Canadian Imperial Bank of Commerce	$250,000,000
Royal Bank of Canada	$250,000,000
Bank of Tokyo-Mitsubishi UFJ (Canada)	$200,000,000
Bank of America, N.A. (Canada Branch)	$175,000,000
Citibank, N.A., Canadian Branch	$175,000,000
JPMorgan Chase Bank, National Association, Toronto Branch	$175,000,000
Caisse centrale Desjardins	$125,000,000
Mizuho Bank Ltd., Canada Branch	$125,000,000
Sumitomo Mitsui Banking Corporation of Canada	$125,000,000

CONSENT AND CONFIRMATION

Without limiting the terms of its guarantee agreement dated 20 July 2012 (the “Guarantee”), the undersigned hereby consents to the Amendment of which this consent and confirmation is part and confirms that the Guarantee remains in full force and effect and that the Obligations as guaranteed under the Guarantee include all present and future debts, liabilities and obligations under or in connection with the Credit Agreement, as amended by the Amendment.  The undersigned also agrees that all of its representations and warranties contained in the Guarantee shall be deemed to be made on its execution of this consent and confirmation as if set out in full and shall be interpreted as if references in them to the “Agreement” refer to this consent and confirmation.

ROGERS COMMUNICATIONS PARTNERSHIP

By:	(Signed) Anthony Staffieri
	Name:	Anthony Staffieri
	Title:	Executive Vice-President and Chief Financial Officer

By:	(Signed) Glenn Brandt
	Name:	Glenn Brandt
	Title:	Vice-President, Treasurer